AcuNetx, Inc.
2301 W. 205th St, Suite102
 Torrance, CA 90501

October 8, 2010

BY EDGAR
Securities and Exchange Commission
Washington, DC 20549

Attn:	Brian Cascio Accounting Branch Chief

Re:	AcuNetx, Inc. Form 10-K and Form 10-K/A for the year ended December 31, 2010 Form 10-Q for the quarter ended June 30, 2010 File No. 000-27857

Dear Sirs:

This is in response to your letter of September 9, 2010 concerning the Annual Report on Form 10-K for the year ended December 31, 2010, and Amendment No. 1 thereto and the Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, of AcuNetx, Inc. (“AcuNetx”).

For ease of reference, the numbers of the following paragraphs correspond to the numbers of the paragraphs of the staff’s letter.

Form 10-K/A for the year ending December 31, 2009

Item 9A Controls and Procedures, page 10

Management’s Annual Report on Internal Control over Financial Reporting

1. The evaluation was performed by Robert Corrigan, President and Acting Chief Financial Officer of AcuNetx. Both  Rule 13a-15(c) and Rule 15d-15(c) provide that management must evaluate the issuer’s internal control over financial reporting “with the participation of the issuer's principal executive and principal financial officers.” In AcuNetx’s case, Mr. Corrigan serves in both roles, as he is the sole executive officer of AcuNetx. Accordingly, he performed the required evaluation.

Rules 13a-15(c) and 15d-15(c) require that he framework on which management's evaluation of the issuer's internal control over financial reporting is based must be a suitable, recognized control framework “established by a body or group that has followed due-process procedures, including the broad distribution of the framework for public comment.” As set forth in Item 9A of Amendment No. 1 to the 10-K, Mr. Corrigan performed the evaluation based upon the criteria set forth in the Internal Control -Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Accordingly, we believe the evaluation complied with the requirements described in your letter. As suggested in your letter, in future filings we will disclose the titles and functions of the persons performing the evaluation.

Changes in Internal Controls Over Financial Reporting

3.  We note your comment for future filings.

Form 10-K for the year ending December 31, 2009

Notes to Consolidated Financial Statements, page F-6

Note 6 — Borrowings, page F-15

4.  In future filings we will include a brief summary of the terms of the related party note.

Note 14 — Commitments and Contingencies, page F-24

5. In future filings we will include a brief summary of the terms of the consulting arrangement.

Form 10-Q for the quarter ended June 30, 2010

6.  We are in the process of interviewing auditors and hope to engage new auditors before the due date for the 10-Q for the quarter ended September 30, 2010. Once we engage auditors, we plan to file an amended 10-Q for the quarter ended June 30, 2010 that complies with Rule 8-03 of Regulation S-X.

7. We will keep Rule 8-03 in mind, although we generally do not make reference to any review by independent accountants in our 10-Qs.

Consolidated Statements of Operations, page 4

8. The reason we had interest and other income in the three and six month periods ending June 30, 2009 and no interest or other income in the corresponding periods of 2010 relates to accounting for the restructuring of a consulting and marketing agreement with the Company’s largest distributor, in which the distributor was to receive shares of Common Stock each year with a value of $100,000, the number of shares varying each year based on the market value of the Common Stock on each anniversary of the date of the Agreement. In the first half of 2009 the Company negotiated an arrangement under which the number of shares to be issued is fixed, and there are no further accruals of shares to be issued. The “other income” was a non-cash item, consisting of a reversal of the previously booked share accruals. Since this was a one-time item, there is no corresponding item in the 2010 income statement.

In future filings we will provide explanations for significant variances in interest and other income.

We understand that the Company is responsible for the adequacy and accuracy of the disclosure in our filings with the SEC. We also understand that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing. Further, we understand that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the staff’s comments and request that the staff contact the undersigned at (310) 328-0477 with any questions regarding this letter.

Very truly yours,

/s/ Robert S. Corrigan
Robert S. Corrigan, President
AcuNetx, Inc.